UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For January 06, 2005



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated January 06, 2005 - Director Shareholding


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BUNZL PLC

2. Name of director

DAVID MICHAEL WILLIAMS

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE AND SPOUSE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

DAVID MICHAEL WILLIAMS - 109,227
MRS R WILLIAMS - 15,744

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

SEE 3 ABOVE

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

DIVIDEND RE-INVESTMENT PLAN (INTERIM 2004)

7. Number of shares / amount of stock acquired

DAVID MICHAEL WILLIAMS - 1,017
MRS R WILLIAMS - 147

8. Percentage of issued class

0.00%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

ORDINARY SHARES OF 25P

12. Price per share

441.281P

13. Date of transaction

4 JANUARY 2005

14. Date company informed

6 JANUARY 2005

15. Total holding following this notification

126,135 (110,244 BENEFICIAL, 15,891 NON-BENEFICIAL)

16. Total percentage holding of issued class following this notification

0.03%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

MRS A MATTHEWS, 020-7495-4950

25. Name and signature of authorised company official responsible for making this notification

MR P N HUSSEY, COMPANY SECRETARY

Date of Notification

6 JANUARY 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BUNZL PLC

2. Name of director

JEFFREY FRANCIS HARRIS

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

JEFFREY FRANCIS HARRIS

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

SEE 3 ABOVE

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

DIVIDEND RE-INVESTMENT PLAN (INTERIM 2004)

7. Number of shares / amount of stock acquired

30

8. Percentage of issued class

0.00%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

ORDINARY SHARES OF 25P

12. Price per share

441.281P

13. Date of transaction

4 JANUARY 2005

14. Date company informed

6 JANUARY 2005

15. Total holding following this notification

3,302

16. Total percentage holding of issued class following this notification

0.00%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

MRS A MATTHEWS, 020-7495-4950

25. Name and signature of authorised company official responsible for making this notification

MR P N HUSSEY, COMPANY SECRETARY

Date of Notification

6 JANUARY 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  January 06, 2005                  By:__/s/ Anthony Habgood__

                                              Title:   Chairman